SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 30, 2009

Press Release

For Immediate Release

China’s Ministry of Foreign Affairs Selects OTI and HuaDa-ZhiBao to
Supply Electronic Passport Inspection Equipment

Initial Phase Includes 300 Units

Iselin, NJ – October 28, 2009 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that its Chinese partner HuaDa-ZhiBao Electronic Systems Ltd received a notice of award for the supply of Optical Character Recognition (OCR) units for China’s Ministry of Foreign Affairs (MFA) electronic passport program, geared towards China’s MFA passport holders. The MFA issues passports to diplomats and entry visas to China. The new system will be installed in Chinese embassies around the world and border crossing points in China. The initial phase is to supply 300 units.

China’s MFA electronic passport is based on the International Civil Aviation Organization (ICAO) and ISO 14443 testing procedures. The award comes after successful rigorous testing for product performance including security, durability, communications, personalization and more.

HuaDa-ZhiBao is OTI’s Chinese local partner for the MFA program and the parties have reached an overall profit sharing agreement. In this tender, OTI is responsible for supplying the contactless readers and in addition will receive part of the profits from the overall program deliverables.

Oded Bashan, Chairman & CEO of OTI said: “We are honored to be a part of the Chinese MFA electronic passport program. The cooperation with Da-Zhi Bao has proven to be successful, professional and together positions us to provide best-in-class ID solutions to the Chinese government.”

Mr. Bashan continued: “As we have indicated, in our view, the Chinese opportunity is comprised of a series of projects and initiatives which are governed by different governmental regulations and agencies. Each one of these initiatives is large, complex, sophisticated and involves the integration of multiple sub systems, and thus takes long time. In recent years OTI has been working with strong local partners in order to be able to establish local products which support the Chinese opportunity.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding additional orders in subsequent project phases, our ability to establish local products which support the Chinese opportunity or those related to the superiority of our electronic passport solutions or the potential market or revenues thereof.  Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission.  Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com